UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER:  001-33292

CUSIP NUMBER: 21870U205
(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2018
☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: This notification relates to the portion of the Form 10 K consisting of audited financial statements from the parent guarantor of the Company’s significant tenant, Energy XXI Gulf Coast, Inc.

PART I—REGISTRANT INFORMATION

CorEnergy Infrastructure Trust, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1100 Walnut, Suite 3350

Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64106

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CorEnergy Infrastructure Trust, Inc. (“we” or the “Company”) is unable to file timely the portion of its annual report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) consisting of audited financial statements from the parent guarantor of its tenant, Energy XXI Gulf Coast, Inc. (“EGC”), which is an indirect wholly owned subsidiary of privately-held MLCJR LLC (the “Acquiring Entity”).  The Company has not received such audited financial statements from EGC.

We believe the terms of the Grand Isle Lease Agreement (as defined in the Form 10-K filed with the SEC on February 28, 2019) require we be provided with copies of certain financial statement information that we are required to file pursuant to SEC Regulation S-X, as described in Section 2340 of the SEC Financial Reporting Manual.  Prior to October 29, 2018, EGC was subject to the reporting requirements of the Exchange Act and was required to file with the SEC annual reports containing audited financial statements and quarterly reports containing unaudited financial statements.  So long as EGC remained a public reporting company, the Grand Isle Lease Agreement requirement to provide financial statement information was fulfilled by EGC making its financial statements and reports publicly available through the SEC's EDGAR system.  On October 18, 2018, EGC was acquired and became an indirect wholly owned subsidiary of the Acquiring Entity.  Upon the filing by EGC of a Form 15 with the SEC on October 29, 2018, EGC’s SEC reporting obligations were suspended and it ceased to file such reports.

As EGC’s financial information is no longer publicly filed, we are engaged in discussions with EGC concerning satisfaction of its obligations under the Grand Isle Lease Agreement to provide information to us for inclusion in our SEC reports. Because EGC has not yet fulfilled these obligations, the Form 10-K the Company filed with the SEC on February 28, 2019 omitted such separate audited financial statements for EGC.  The omission of such separate financial statements had no affect on the financial statements for the Company included therein.

It is our intention to enforce the obligations of EGC to provide the financial statement information that we believe is required under the terms of the Grand Isle Lease Agreement.  We expect to file the financial statement information that is required by Regulation S-X by amendment to the Form 10-K once such information is made available to us on or before 15 days following the original due date for the Form 10-K.

PART IV—OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification
Steven F. Carman	(816) 983-8153

(Name)	(Area Code) (Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☒ Yes  ☐ No

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CorEnergy Infrastructure Trust, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2019	By:	/s/ David J Schulte
	Name:	David J Schulte
	Title:	President and Chief Executive Officer